By U.S. Mail and facsimile: (515) 222-2346

Mr. David D. Nelson
Chief Executive Officer and President
West Bancorporation, Inc.
1601 22nd Street
West Des Moines, IA 50266

      Re: West Bancorporation, Inc.
          Form 10-K for fiscal year ended December 31, 2009
          <u>**File Number 000-49677**</u>

Dear Mr. Nelson:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In other comments, where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Loan Portfolio, page 18</u>

1. We note that your real estate – construction, land and land development loan portfolio totaled $148.5M as of December 31, 2009 which represented about 15% of your total loan portfolio. We also note that it appears that this portfolio has a relatively high amount of credit risk. Please tell us and revise future filings to disclose the following information related to loan portfolio with interest reserves, as applicable:

- Disclose the amount of such loans and the accompanying interest reserves as of each period-end;
- Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;
- Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;
- Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and
- Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Risk Elements, page 21

2. We note your disclosure on page 21 that outstanding loans of $46.727M were placed on non-accrual during 2009. We also note your disclosure of the ending balance of non-accrual loans and the amount of charge-offs recorded during the year related to non-accrual loans. Please tell us and revise future Form 10-K filings to provide a tabular roll forward of your nonperforming loans and assets, which include non-accrual loans, similar to that provided on page 30 of your Form 10-Q for the period ended March 31, 2010.

3. As a related matter, please revise future filings to present your nonperforming loans included within your nonperforming assets table disaggregated by each loan type. Please also provide us this information as of March 31, 2010 and December 31, 2009.

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Nature of Business and Summary of Significant Accounting Policies Loans, page 43

4. We note your disclosure that a loan is classified as restructured when the interest rate is materially reduced or the term is extended beyond the original maturity date because of the inability of the borrower to service the loan at market terms. We also note that restructured loans have increased from $12.8M as of December 31, 2009 to $16.6M as of March 31, 2010. We also note disclosure in Exhibit 99.2 of your Form 8-K filed on April 30, 2010 that you are currently earning interest on these restructured loans and that 90% are current less than 30 days past due. Please address the following:

- Clearly label these restructurings as troubled-debt restructurings (TDRs) pursuant to ASC 310-40;

- Tell us whether at the time the loan is restructured you continue to accrue interest. If so, tell us all of the factors you consider in making this determination so as to be reasonably assured of repayment and performance according to the modified terms;
- For your restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;
- For your restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured;
- Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status; and
- Quantify the types of concessions made (i.e. reduction in interest rate, extensions of the loan's maturity, or other actions) distinguishing between each loan product along with a discussion of your success with these different types of concessions.

Note 3. Securities, page 48

5. We note your disclosure on page 50 that during 2009 you recognized $2.267M in other-than-temporary impairment relating to five single-issuer trust preferred securities, four of which were subsequently sold. We also note disclosure on page 8 that you liquidated these securities during the second half of 2009 in order to reduce credit risk in your portfolio. As a result, please compare and contrast how you determined which securities to sell as compared to the pooled trust preferred security with a fair value and unrealized loss of $1.136M and $3.475M as of December 31, 2009, respectively, and the other two single-issuer trust preferred securities that you decided to retain.

6. We note your disclosure that as a result of the adoption of a new accounting pronouncement (ASC 320-10-35) you recorded a cumulative effect adjustment to increase beginning retained earnings by $2.622M, which represents 100% of the other-than-temporary impairment recorded during quarter ended December 31, 2008 related to a pooled trust preferred security. Please tell us in detail how you determined that the entire amount of other-than-temporary impairment was not credit-related. Additionally, please tell us if there were any differences in the assumptions/inputs used in the cash flow analysis for your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows as of December 31, 2008, which is prior to your adoption of the provisions of ASC 320-10-65. If there were differences, please identify them, explain why you believe the differences were appropriate and identify any accounting guidance that supports your position.

7. We note that as of December 31, 2009, you had three trust preferred securities with current unrealized losses that have existed for longer than one year. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Please also clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful. Additionally, please provide us with this information as of March 31, 2010 and December 31, 2009.

8. We note disclosure that you engaged an independent consulting firm to assist in the valuation of your pooled trust preferred security as of December 31, 2009. Please provide us with a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. In your response, please address your consideration of the following:

    - Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.
    - Deferrals and defaults:
      a. Please tell us in detail how you develop your estimate of future deferrals and defaults.
      b. Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
      c. Tell us and disclose in future filings your recover rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals.
    - Prepayment rate: Tell us how you determined no prepayments of the underlying debt is a reasonable assumption. Otherwise, please provide us with a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

9. For your two single-issuer trust preferred securities for which you disclose on page 50 that the unrealized losses are due to reduced demand along with interest rate fluctuations and illiquid markets, not estimated cash flows, please provide us a detailed description of the other-than-temporary impairment analysis you performed as of March 31, 2010 and December 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

Note 16. Fair Value Measurements, page 62

10. We note disclosure on page 64 that for collateral-dependent impaired loans fair value is determined based on appraisals by qualified licensed appraisers. We also note that appraised and reported values may be discounted based on historical knowledge, changes in market conditions from the time of valuation, and/or your expertise and knowledge of the client and their business. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;
- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);
- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and
- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Item 11. Executive Compensation
Compensation Committee Report, page 9

11. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Summary Compensation Table, page 16

12. We note that you have provided disclosures for only one named executive officer (Mr. Winterbottom) that may be considered a covered person in accordance with Item 402(a)(3)(iii) rather than three such individuals as the rule requires. Please revise your Form 10-K to satisfy the requirements of Item 402(a)(3)(iii).

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR. Please furnish a cover letter that keys your response to our comments, provide any requested information and provide us drafts of proposed revisions to future filings in response to our comments. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to John Spitz at 202-551-3484, or to John P. Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to Eric Envall at 202-551-3234, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Counsel